UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Bridgepoint Education, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

10807M105

(CUSIP Number of Class of Securities)

Andrew S. Clark

CEO and President

Bridgepoint Education, Inc.

13500 Evening Creek Drive North, Suite 600

San Diego, California, 92128

(858) 668-2586

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Martin J. Waters, Esq.

Anthony G. Mauriello, Esq.

Wilson Sonsini Goodrich & Rosati, PC

12235 El Camino Real, Suite 200

San Diego, CA 92130-3002

Telephone: (858) 350-2300

Facsimile: (858) 350-2399

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$199,875,000	$25,743.90

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,250,000 shares of common stock at the maximum tender offer price of $19.50 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for Fiscal Year 2014, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,743.90	Filing Party: Bridgepoint Education, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 13, 2013, as amended and supplemented by Amendment No. 1 filed on December 4, 2013, Amendment No. 2 filed on December 11, 2013 and Amendment No. 3 filed on December 12, 2013 (as amended, the “Schedule TO”), by Bridgepoint Education, Inc., a Delaware corporation (“Bridgepoint” or the “Company”), to purchase up to 10,250,000 shares of its common stock, par value $0.01 per share, at a purchase price of $19.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”).

The Offer expired at 5:00 p.m., New York City time, on Wednesday, December 11, 2013. This Amendment No. 4 is intended to satisfy the applicable reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO, is incorporated herein by reference. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Offer to Purchase.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

On December 18, 2013, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Wednesday, December 11, 2013. A copy of the press release is filed as Exhibit (a)(1)(L) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(L)	Press Release, dated December 18, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2013	BRIDGEPOINT EDUCATION, INC.

	By:	/s/ Andrew S. Clark
Name: Andrew S. Clark
Title: President and Chief Executive Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated November 13, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2013.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated November 13, 2013.

(a)(1)(H)*	Summary Advertisement, dated November 13, 2013.

(a)(1)(I)*	Memo to Optionees, dated November 13, 2013.

(a)(1)(J)*	Option Election Form.

(a)(1)(K)**	Press Release, dated December 11, 2013.

(a)(1)(L)***	Press Release, dated December 18, 2013.

(d)(2)	2005 Stock Incentive Plan-Form of Stock Option Agreement and Notice of Option Grant for Founders (incorporated by reference to Exhibit 10.2 to the registrant’s Form S-1 filed with the SEC on February 17, 2009).

(d)(3)	2005 Stock Incentive Plan-Form of Stock Option Agreement and Notice of Option Grant for Charlene Dackerman, Jane McAuliffe, Ross Woodard and other non-executive employees (incorporated by reference to Exhibit 10.3 to the registrant’s Form S-1 filed with the SEC on February 17, 2009).

(d)(4)	2005 Stock Incentive Plan-Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn (incorporated by reference to Exhibit 10.4 to the registrant’s Form S-1 filed with the SEC on February 17, 2009).

(d)(5)	2005 Stock Incentive Plan-Form of Stock Option Agreement and Notice of Option Grant for Robert Hartman (incorporated by reference to Exhibit 10.12 to the registrant’s Form S-1 filed with the SEC on February 17, 2009).

(d)(6)	Amended and Restated 2005 Stock Incentive Plan-Form of Stock Option Agreement and Notice of Option Grant for Charlene Dackerman, Jane McAuliffe, Ross Woodard and other non-executive employees (incorporated by reference to Exhibit 10.13 to the registrant’s Form 8-K filed with the SEC on January 12, 2010).

(d)(7)	Amended and Restated 2005 Stock Incentive Plan-Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn (incorporated by reference to Exhibit 10.14 to the registrant’s Form 8-K filed with the SEC on January 12, 2010).

(d)(8)	Amended and Restated 2005 Stock Incentive Plan-Amendment to Stock Option Award (incorporated by reference to Exhibit 10.33 to the registrant’s Form S-1 filed with the SEC on March 30, 2009).

(d)(9)	Bridgepoint Education, Inc. 2009 Stock Incentive Plan (as amended and restated May 13, 2013) (incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K filed with the SEC on May 16, 2013).

(d)(10)	2009 Stock Incentive Plan—Form of Restricted Stock Unit Award Agreement (General—Annual Employee Grant) (incorporated by reference to Exhibit 10.1 to the registrant’s Form 10-Q filed with the SEC on August 6, 2013).

(d)(11)	Form of Nonstatutory Stock Option Agreement for Executives and Senior Management for the 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the registrant’s Registration Statement on Form S-8 filed with the SEC on May 13, 2009).

(d)(12)	Form of Incentive Stock Option Agreement for Executives and Senior Management for the 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.5 to the registrant’s Registration Statement on Form S-8 filed with the SEC on May 13, 2009).

(d)(13)	Form of Restricted Stock Unit Award Agreement (Deferred Settlement) for the 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Form 8-K filed with the SEC on June 27, 2011).

(d)(14)	Form of Restricted Stock Unit Award Agreement (General) for the 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the registrant’s Form 8-K filed with the SEC on June 27, 2011).

(d)(15)	Form of Restricted Stock Unit Award Agreement for the 2009 Stock Incentive Plan (Non-Employee Director—Annual Grant) (incorporated by reference to Exhibit 10.1 to the registrant’s Form 10-Q filed with the SEC on May 15, 2013).

(d)(16)	Form of Restricted Stock Unit Award Agreement for the 2009 Stock Incentive Plan (General—Annual Grant) (incorporated by reference to Exhibit 10.2 to the registrant’s Form 10-Q filed with the SEC on May 15, 2013).

(d)(17)	Form of Restricted Stock Unit Award Agreement for the 2009 Stock Incentive Plan (General—Employee Annual Grant) (incorporated by reference to Exhibit 99.1 to the registrant’s Form 8-K filed with the SEC on May 16, 2013).

(d)(18)	Employment Agreement between Andrew S. Clark and the registrant (incorporated by reference to Exhibit 10.24 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(19)	Employment Agreement between Daniel J. Devine and the registrant (incorporated by reference to Exhibit 10.25 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(20)	Employment Agreement between Christopher L. Spohn and the registrant (incorporated by reference to Exhibit 10.26 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(21)	Amendment to Stock Option Agreement(s) between Christopher L. Spohn and the registrant (incorporated by reference to Exhibit 10.20 to the registrant’s Form 10-K filed with the SEC on March 2, 2011).

(d)(22)	Offer Letter to Diane Thompson (incorporated by reference to Exhibit 10.28 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(23)	Offer Letter to Thomas Ashbrook (incorporated by reference to Exhibit 10.29 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(24)	Offer Letter to Douglas C. Abts (incorporated by reference to Exhibit 10.31 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(25)	Executive Severance Plan (incorporated by reference to Exhibit 10.31 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(26)	Form of Severance Agreement under the Executive Severance Plan (incorporated by reference to Exhibit 10.32 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(27)	Offer Letter to Dale Crandall (incorporated by reference to Exhibit 10.30 to the registrant’s Form S-1 filed with the SEC on March 20, 2009).

(d)(28)	Offer Letter to Marye Anne Fox (incorporated by reference to Exhibit 10.30 to the registrant’s Form 10-K filed with the SEC on March 7, 2012).

(d)(29)	Offer Letter to Andrew Miller (incorporated by reference to Exhibit 10.31 to the registrant’s Form 10-K filed with the SEC on March 7, 2012).

(d)(30)	Form of Indemnification Agreement for Executive Officers and Directors (before January 1, 2012) (incorporated by reference to Exhibit 10.8 to the registrant’s Form S-1 filed with the SEC on December 22, 2009).

(d)(31)	Form of Indemnification Agreement (after January 1, 2012) (incorporated by reference to Exhibit 10.33 to the registrant’s Form 10-K filed with the SEC on March 7, 2012).

(d)(32)	Stock Ownership Guidelines (effective January 1, 2012) (incorporated by reference to Exhibit 10.34 to the registrant’s Form 10-K filed with the SEC on March 7, 2012).

(d)(33)	Offer Letter to Russell Sakamoto (incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K filed with the SEC on December 4, 2013).

*	Previously filed on Schedule TO on November 13, 2013.
**	Previously filed on Amendment No. 3 to Schedule TO on December 12, 2013.
***	Filed herewith.

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